Exhibit (a)(129)

Dear Fellow PeopleSoft Employee:

You or your family members who own PeopleSoft stock in your own names may have been called in the last few days by Oracle as part of its ongoing campaign to convince stockholders to tender shares to Oracle.

Please keep in mind that Oracle was afforded a jump start because PeopleSoft could not begin making these calls until our Board carefully considered Oracle’s offer, and then rejected the offer as inadequate.

PeopleSoft has initiated its own outreach to our stockholders asking that stockholders not tender their shares to Oracle. In the coming days, you or your family members may receive a phone call from our proxy solicitor, Innisfree M&A. If you agree that stockholders shouldn’t tender their shares, please help our callers move on to other stockholders as quickly as possible.

Our Board of Directors has great confidence in the Company’s plan and believes it is important for all stockholders to know that PeopleSoft is a vibrant, strong company with a focused, motivated management team and employee base dedicated to executing on that plan. PeopleSoft will continue to deliver shareholder value by extending our current product leadership, building new products, entering new markets and continuing to deliver the very best customer service in the industry.

As always, we appreciate your continued support and efforts. It is because of the dedication and relentless hard work of our employees that PeopleSoft has persevered since Oracle launched its offer. Our Q3 2004 results are an example of what we can accomplish by working together.

Please continue to let us know as you receive calls from Oracle and the information they are seeking.

Sincerely,

Jim

James P. Shaughnessy
Senior Vice President, General Counsel & Secretary
PeopleSoft, Inc.
4460 Hacienda Drive
Pleasanton, CA

phone — 925-694-5545
fax — 925-694-5550